[CELESTICA LOGO]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                               THIRD QUARTER 2000

         THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 1999 CONTAINED IN THE COMPANY'S FORM 6-K/A FILING FOR FEBRUARY 2000.

         CERTAIN STATEMENTS CONTAINED IN THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, INCLUDING, WITHOUT LIMITATION, STATEMENTS CONTAINING THE WORDS BELIEVES, ANTICIPATES, ESTIMATES, EXPECTS, AND WORDS OF SIMILAR IMPORT, CONSTITUTE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. CELESTICA'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, WHICH ARE DETAILED IN CELESTICA'S ANNUAL REPORT ON FORM 20-F.

GENERAL

         Celestica is a leading provider of electronics manufacturing services to OEMs worldwide and is the third-largest EMS provider in the world with 1999 revenue of $5.3 billion. Celestica provides a wide variety of products and services to its customers, including the high-volume manufacture of complex PCAs and the full system assembly of final products. In addition, the Company is a leading-edge provider of design, repair and engineering services, supply chain management, memory and power products.

         At October 18, 2000, Celestica operated 33 facilities in eleven countries. During 1998, Celestica operated 18 facilities across North America and Europe. The acquisition of IMS in December 1998 provided the Company with an immediate and major presence in Asia, increasing the number of facilities to 23. Seven facilities were added in 1999 through five acquisitions and two greenfield establishments. In 2000, five facilities have been added through three acquisitions and two smaller facilities were consolidated.

         In 1998 and 1999, Celestica completed three equity offerings, including its initial public offering, issuing a total of 81.9 million subordinate voting shares for net proceeds (after tax) of $1.1 billion. The net proceeds from the initial public offering were used to prepay a significant portion of Celestica's debt. The net proceeds of the follow-on offerings were used to fund organic and acquisition-related growth. In March 2000, Celestica issued 16.6 million subordinate voting shares for net proceeds (after tax) of $740 million which provided Celestica with additional flexibility to support its growth strategy. In August 2000, Celestica completed an offering of 20-year Liquid Yield Option Notes or LYONs, raising net proceeds (after tax) of $850 million. The LYONs are recorded as an equity instrument pursuant to Canadian GAAP. See "Convertible Debt". The Company's net debt to capitalization ratio decreased from 57% at July 1998 to negative 32% at September 30, 2000.

         In December 1999, the Company completed a two-for-one stock split of the subordinate voting and multiple voting shares by way of a stock dividend. All historical share and per share information has been restated to reflect the effects of this stock split on a retroactive basis.

         Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in Note 24 to the 1999 Consolidated Financial Statements.

ACQUISITIONS

         A significant portion of Celestica's growth has been generated by the strengthening of its customer relationships and increases in the breadth of its service offerings through facility and business acquisitions completed since the beginning of 1997.

         During 1997 and 1998, Celestica completed 12 acquisitions and established one greenfield operation. In 1999, Celestica completed five acquisitions and established two greenfield operations. In 2000, Celestica has completed three acquisitions.

         In April 1999, Celestica acquired certain assets of Gossen-Metrawatt GmbH's ("Gossen-Metrawatt") manufacturing operation in the Czech Republic, which provided Celestica with a strategic presence in a low-cost geography in Central Europe. In connection with the acquisition, Celestica entered into a long-term supply and cooperation agreement with Gossen-Metrawatt. In September 1999, Celestica acquired VXI Electronics, Inc. in Milwaukie, Oregon, which enhanced the Company's power systems product and service operations in North America and expanded its customer base. In October 1999, Celestica acquired certain assets related to Hewlett-Packard's Healthcare Solutions Group's printed circuit board assembly operations in Andover, Massachusetts. This acquisition enhanced the Company's presence in the Northeast region of the United States and provided further product diversification into the medical equipment market segment. In December 1999, Celestica acquired EPS Wireless, Inc. in Dallas, Texas. Also in December 1999, Celestica acquired certain assets of Fujitsu-ICL's repair business in Dallas, Texas. These acquisitions enhanced the Company's repair capabilities in North America and diversified its relationships with its customers. The aggregate purchase price paid by the Company for acquisitions in 1999 was $65.1 million.

         In June 1999, Celestica established greenfield operations in Brazil and Malaysia.

         In February and May, 2000, the Company acquired certain assets from the Enterprise Systems Group and Microelectronics Division of IBM in Rochester, Minnesota and Vimercate and Santa Palomba, Italy, respectively, for a total purchase price of $471.6 million. The purchase price, including capital assets, working capital and intangible assets, was financed with cash on hand. In connection with the acquisition, the Company signed two three-year strategic supply agreements with IBM to provide a complete range of electronics manufacturing services. Annualized revenue from these agreements is expected to be approximately $1.5 billion. The agreements provided for the employment by Celestica of approximately 1,800 employees. The Rochester, Minnesota operation provides printed circuit board assembly and test services. The Vimercate operation provides printed circuit board assembly services and the Santa Palomba operation provides system assembly services. The Company expects that the acquisition of these operations will be accretive to adjusted net earnings in 2000.

         In June 2000, Celestica acquired NDB Industrial Ltda., NEC Corporation's wholly-owned manufacturing subsidiary in Brazil, for $126.8 million. The Company signed a five-year supply agreement to manufacture NEC communications network equipment for the Brazilian market, with estimated revenue of approximately $1.2 billion over the five-year term of the agreement. The operations employ approximately 680 employees. This acquisition enhanced the Company's presence in South America and provided Celestica a leadership position with communications and Internet infrastructure customers.

         In August 2000, the Company acquired Bull Electronics Inc., the North American contract manufacturing operation of Groupe Bull, of France. The operations, which are located in Lowell, Massachusetts, have enhanced the Company's service offerings in the New England area. The Company will be moving its printed circuit board assembly operation from Andover into this Lowell facility, resulting in lower infrastructure costs.

         Celestica's 20 acquisitions completed through October 18, 2000 and the three greenfield operations had purchase prices, or initial investment costs, in the case of greenfield operations, ranging from $2.5 million to $471.6 million, totaling $1,186.2 million. Celestica continues to examine numerous acquisition opportunities in order to:

          - create strategic relationships with new customers and diversify end-product programs with existing customers;

          - expand its capacity in selected geographic regions to take advantage of existing infrastructure or low cost manufacturing;

          - diversify its customer base to serve a wide variety of end-markets with increasing emphasis on the communications sector;

          -    broaden its product and service offerings; and

          -    optimize its global positioning.

         Consistent with its past practices and as a normal course of business, Celestica is engaged in ongoing discussions with respect to several possible acquisitions of widely varying sizes, including small single facility acquisitions, significant multiple facilities acquisitions and corporate acquisitions. Celestica has identified several possible acquisitions that would enhance its global operations, increase its penetration in the computer and communication industries and establish strategic relationships with new customers. Celestica is currently involved in discussions at an advanced stage concerning certain of these opportunities. The possible purchase prices of the opportunities under discussion range considerably and may be satisfied by cash, subordinate voting shares, or a combination thereof. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any agreement would be. Celestica expects to continue its current discussions and actively pursue other acquisition opportunities.

RESULTS OF OPERATIONS

         Celestica's revenue and margins can vary from period to period as a result of the relative mix of the value-add of products and services, the level of business volumes, seasonality of demand, component supply availability, manufacturing effectiveness and efficiency, price competition and the timing of acquisitions and related integration costs. There is no certainty that the historical pace of Celestica's acquisitions will continue in the future.

         Celestica's contracts with its key customers generally provide a framework for its overall relationship with the customer. Actual production volumes are based on purchase orders for the delivery of products. These orders typically do not commit to firm production schedules for more than 30 to 90 days in advance. Celestica minimizes risk relative to its inventory by usually ordering materials and components only to the extent necessary to satisfy existing customer orders. Celestica is largely protected from the risk of inventory cost fluctuations as these costs are generally passed through to customers.

         Celestica's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in materials costs and the mix of materials and labour and manufacturing overhead costs. The level and timing of a customer's orders will vary due to the customer's attempt to balance its inventory, changes in its manufacturing strategy and variation in demand for its products. Celestica's annual and quarterly operating results are also affected by capacity utilization and other factors, including price competition, experience in manufacturing a particular product, the degree of automation used in the assembly process, the efficiencies achieved by Celestica in managing inventories and capital assets, the timing of expenditures in anticipation of increased sales, the timing of acquisitions and related integration costs, customer product delivery requirements and shortages of components or labour. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

         The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

                                                           THREE MONTHS ENDED    NINE MONTHS ENDED
                                                              SEPTEMBER 30,         SEPTEMBER 30,
                                                           ------------------    -----------------
                                                             1999       2000       1999       2000
                                                           --------  --------    --------  -------
         Revenue.....................................       100.0%     100.0%     100.0%     100.0%
         Cost of sales...............................        92.7       92.9       92.9       93.0
                                                            -----      -----      -----      -----
         Gross profit................................         7.3        7.1        7.1        7.0
         Selling, general and administrative expenses         3.8        3.3        3.8        3.4
         Amortization of intangible assets...........         1.0        1.0        1.1        1.0
         Integration costs related to acquisitions...         0.2        0.2        0.2        0.2
                                                            -----      -----      -----      -----
         Operating income............................         2.3        2.6        2.0        2.4
         Interest expense (income), net..............         0.2       (0.2)       0.2       (0.2)
                                                            -----      ------     -----      ------
         Earnings before income taxes................         2.1        2.8        1.8        2.6
         Income taxes................................         0.7        0.7        0.6        0.7
                                                            -----      -----      -----      -----
         Net earnings................................         1.4%       2.1%       1.2%       1.9%
                                                            =====      =====      =====      =====

         As a result of the significant number of acquisitions made by Celestica over the past four years, management of Celestica uses adjusted net earnings as a measure of operating performance on an enterprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions) and the related income tax effect of these adjustments. Adjusted net earnings is not a measure of performance under Canadian GAAP or U.S. GAAP. Adjusted net earnings should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability. The following table reconciles net earnings to adjusted net earnings:

                                                              THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                 SEPTEMBER 30,               SEPTEMBER 30,
                                                            --------------------       --------------------
                                                              1999        2000           1999         2000
                                                            ---------  ---------       ---------  ---------
                                                                 (IN MILLIONS)              (IN MILLIONS)
         Net earnings ...............................       $  19.5      $  55.7       $  42.2       $ 123.2
         Amortization of intangible assets...........          14.1         25.6          41.6          60.1
         Integration costs related to acquisitions...           1.3          4.8           5.3          10.4
         Income tax effect of above..................          (2.3)        (2.2)         (7.1)         (6.5)
                                                            --------     --------      --------      --------
         Adjusted net earnings.......................       $  32.6      $  83.9       $  82.0       $ 187.2
                                                            =======      =======       =====================
         As a percentage of revenue                             2.4%         3.2%          2.2%          3.0%
                                                            ========     ========      ========      ========

REVENUE

         Revenue increased $1,243.2 million, or 91.6%, to $2,600.1 million for the three months ended September 30, 2000 from $1,356.9 million for the same period of 1999. Revenue for the nine months ended September 30, 2000 increased $2,615.8 million, or 70.9%, to $6,304.3 million from $3,688.5 million for the same period of 1999. Sequentially, revenue increased $508.2 million, or 24.3%, for the three months ended September 30, 2000 compared to revenue of $2,091.9 million for the three months ended June 30, 2000. This increase resulted from growth achieved both organically and through strategic acquisitions. This growth was driven by customers in the communications and server industries. Organic revenue growth for the three months ended September 30, 2000 was 51.8% and represented approximately 56.5% of the total year-over-year quarterly growth. The Company defines organic revenue as revenue which excludes business from operations acquired in the preceding 12 months. The organic growth resulted from growth in existing business and new program wins with existing and new customers across all geographic segments.

         Revenue from Celestica's North American operations grew $715.4 million, or 76.9%, to $1,646.1 million for the three months ended September 30, 2000 from $930.7 million for the same period of 1999 and increased $1,696.4 million, or 67.1%, to $4,223.9 million for the nine months ended September 30, 2000 from $2,527.5 million for the same period of 1999. Revenue from European operations grew $502.0 million, or 191.4%, to $764.3 million for the three months ended September 30, 2000 from $262.3 million for the same period of 1999, and increased $884.0 million, or 117.4%, to $1,637.1 million for the nine months ended September 30, 2000 from $753.1 million for the same period of 1999. The Italian facilities generated over $300.0 million of revenue in the third quarter, representing its first full quarter of revenue contribution. Revenue from Asian operations increased $102.0 million, or 55.7%, to $285.0 million for the three months ended September 30, 2000 from $183.0 million for the same period of 1999, and increased $253.1 million, or 52.7%, to $733.1 million for the nine months ended September 30, 2000 from $480.0 million for the same period of 1999. Inter-segment revenue for the three and nine months ended September 30, 2000 was $95.3 million and $289.8 million, respectively, compared to $19.0 million and $72.2 million for the same period of 1999.

         Revenue from customers in the communications industry for the three and nine months ended September 30, 2000 increased to 32% and 31% of revenue, respectively, compared to 24% and 24% of revenue for the same period of 1999. This increase is consistent with the Company's strategy to increase the portion of its revenue from customers in the communications industry. Revenue from customers in the server-related business for the three and nine months ended September 30, 2000 increased to 33% and 30% of revenue, respectively, compared to 27% and 27% of revenue for the same period of 1999. The Company expects a further increase in server-related business for 2000 as a result of the Rochester, Minnesota acquisition in February and the Italian acquisition in May 2000.

         The following customers represented more than 10% of total revenue for each of the indicated periods:

                                  THREE               NINE
                               MONTHS ENDED       MONTHS ENDED
                               SEPTEMBER 30,       SEPTEMBER 30,
                              --------------      --------------
                              1999     2000       1999     2000
                              -----   ------      -----   ------
Hewlett-Packard.....           X                   X         X
Sun Microsystems....           X         X         X         X
Cisco Systems.......           X                   X
IBM.................                     X                   X


         Celestica's top five customers represented in the aggregate 69.5% and 68.3% of total revenue for the three months ended September 30, 2000 and September 30, 1999, respectively. Celestica's top five customers represented in the aggregate 69.4% of total revenue for the nine months ended September 30, 2000 compared to 68.4% for the same period in 1999. The Company is dependent upon continued revenue from its top five customers. There can be no guarantee that revenue from these or any other customers will not increase or decrease as a percentage of consolidated revenue either individually or as a group. Any material decrease in revenue from these or other customers could have a material adverse effect on the Company's results of operations. The Company expects a significant increase in revenue from IBM in 2000 as a result of the acquisition of the Rochester, Minnesota and Italian operations.

GROSS PROFIT

         Gross profit increased $84.9 million, or 86.1%, for the three months ended September 30, 2000 to $183.5 million from $98.6 million for the same period of 1999. Gross margin decreased to 7.1% for the three months ended September 30, 2000 from 7.3% for the same period of 1999. Gross profit increased $177.7 million, or 67.8%, for the nine months ended September 30, 2000 to $439.9 million from $262.2 million for the same period of 1999. Gross margin decreased to 7.0% for the nine months ended September 30, 2000 from 7.1% for the same period of 1999. Year-over-year gross margin has decreased as a result of a change in product mix, start-up costs for new programs, particularly in Mexico, and lower margins for the Rochester, Minnesota operations. Sequentially, the gross margin increased to 7.1% for the three months ended September 30, 2000 compared to 7.0% for the three months ended June 30, 2000.

         For the foreseeable future, the Company's gross margin is expected to depend primarily on product mix, production efficiencies, utilization of manufacturing capacity, start-up activity, new product introductions, and pricing within the electronics industry. Over time, gross margins at individual sites and for the Company as a whole are expected to fluctuate. Changes in product mix, additional costs associated with new product introductions and price erosion within the electronics industry could adversely affect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time and other constraints, could possibly limit the Company's revenue growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

         Selling, general and administrative expenses ("SG & A") increased $33.5 million, or 64.9%, for the three months ended September 30, 2000 to $85.1 million (3.3% of revenue) from $51.6 million (3.8% of revenue) for the same period of 1999. SG & A expenses increased $75.7 million, or 53.7%, for the nine months ended September 30, 2000 to $216.6 million (3.4% of revenue) from $140.9 million (3.8% of revenue) for the same period of 1999. The increase in expense was a result of increased staffing levels and higher selling, marketing and administrative costs to support sales growth, as well as the impact of expenses incurred by operations acquired during the last quarter of 1999 and in 2000. SG & A expenses increased $11.6 million, or 15.8%, for the three months ended September 30, 2000 to $85.1 million (3.3% of revenue) from $73.5 million (3.5% of revenue) for the three months ended June 30, 2000. SG & A expenses have increased at a slower rate than the revenue increases from period to period as a result of continued cost reduction programs and the impact of lower levels of SG & A expenses related to the Rochester, Minnesota and Italian operations.

         Research and development ("R&D") costs of $5.1 million (0.2% of revenue) were incurred for the three months ended September 30, 2000 compared to $4.6 million (0.3% of revenue) for the same period of 1999. R&D costs for the nine months ended September 30, 2000 were $14.3 million (0.2% of revenue) compared to $13.8 million (0.4% of revenue) for the same period of 1999.

INTANGIBLE ASSETS AND AMORTIZATION

         Amortization of intangible assets increased $11.5 million, or 81.6%, for the three months ended September 30, 2000 to $25.6 million from $14.1 million for the same period of 1999. Amortization of intangible assets increased $18.5 million, or 44.5%, for the nine months ended September 30, 2000 to $60.1 million from $41.6 million for the same period of 1999. This increase is attributable to the intangible assets arising from the 1999 and 2000 acquisitions. The excess of the purchase price paid over the fair value of tangible assets acquired in the five acquisitions completed in 1999 and the three acquisitions completed in 2000 totaled $331.4 million and has been allocated to goodwill and other intangible assets. The IBM acquisition generated approximately $200 million of intangible assets, primarily intellectual property.

         At September 30, 2000, intangible assets represented 10.8% of Celestica's total assets compared to 14.8% at June 30, 2000 and 11.5% at March 31, 2000.

INTEGRATION COSTS RELATED TO ACQUISITIONS

         Integration costs related to acquisitions represent one-time costs incurred within 12 months of the acquisition date, such as the costs of implementing compatible information technology systems in newly acquired operations, establishing new processes related to marketing and distribution processes to accommodate new customers and salaries of personnel directly involved with integration activities. Integration costs related to greenfield operations represent costs incurred within three months of commencing operations. All of the integration costs incurred related to either newly acquired facilities or the start-up of greenfield sites, and not to the Company's existing operations.

         Integration costs increased $3.5 million to $4.8 million for the three months ended September 30, 2000 from $1.3 million for the same period of 1999. Integration costs increased $5.1 million to $10.4 million for the nine months ended September 30, 2000 from $5.3 million for the same period of 1999. The integration costs incurred in 2000 relate primarily to the IBM acquisition.

         Integration costs vary from period to period due to the timing of acquisitions, the establishment of greenfield operations and related integration activities. Celestica expects to incur additional integration costs in 2000 as it completes the integration of (i) operations acquired in 1999, (ii) the Rochester, Minnesota operation acquired in February 2000, (iii) the Italian operations acquired in May 2000, (iv) the Brazilian operation acquired in June 2000, and (v) the Lowell, Massachusetts operation acquired in August 2000. Celestica will incur future additional integration costs as the Company continues to make acquisitions and establish greenfield operations as part of its growth strategy.

INTEREST EXPENSE (INCOME), NET

         Interest income, net of interest expense, for the three and nine months ended September 30, 2000 amounted to $5.2 million and $13.3 million, respectively. For the three and nine months ended September 30, 1999, the Company incurred net interest expense of $3.0 million and $8.5 million, respectively. Cash balances were higher in the first nine months of 2000 compared to the first nine months of 1999 due to the timing and size of the equity and debt offerings. In 2000, the Company earned interest income on its cash balance which more than offset the interest expense incurred on the Company's Senior Subordinated Notes. In 1999, the Company earned less interest income to offset against the higher interest expense.

INCOME TAXES

         Income tax expense for the three months ended September 30, 2000 was $17.5 million, reflecting an effective tax rate for the period of 24%. This income tax expense compares to $9.1 million, or an effective tax rate of 32%, for the same period of 1999. Commencing in the second half of 1999, the Company's effective tax rate decreased from 39% to 32%. In the second quarter of 2000, the effective tax rate decreased further to 24%. Celestica believes this tax rate is sustainable for the foreseeable future. The decrease in the Company's effective tax rates is attributable to the earning of additional income in lower tax jurisdictions within Europe and Asia. These lower tax rates include special tax holidays or similar tax incentives that Celestica has negotiated with the respective tax authorities.

         Income tax expense for the nine months ended September 30, 2000 was $42.9 million resulting in a nine-month effective tax rate of 26%. This is compared to an income tax expense of $23.7 million for the same period of 1999, and an effective tax rate for that period of 36%.

         Celestica has recognized a net deferred tax asset at September 30, 2000 of $75.1 million, which relates to the recognition of net operating losses and future income tax deductions available to reduce future years' income for income tax purposes. Celestica's current projections demonstrate that it will generate sufficient taxable income (in excess of $250 million) in the future to realize the benefit of these deferred income tax assets in the carry-forward periods, not exceeding 15 years.

QUARTERLY RESULTS OF OPERATIONS

         The following table sets forth certain unaudited quarterly financial information of Celestica for the eight quarters ended September 30, 2000. Historically, Celestica has experienced some seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter. This variation may be offset in part by organic growth and acquisitions. This information has been derived from the quarterly consolidated financial statements of Celestica which are unaudited but which, in the opinion of management, have been prepared on the same basis as the Company's annual Consolidated Financial Statements contained in the Company's form 6-K/A filing made in February 2000 and include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial results for such periods. This information should be read in conjunction with the annual Consolidated Financial Statements. The operating results for any previous quarter are not necessarily indicative of results for any future period.


                             DECEMBER 31,   MARCH 31,     JUNE 30,    SEPTEMBER     DECEMBER      MARCH 31,    JUNE 30,   SEPTEMBER
                             ------------   ---------     --------    ---------     --------      ---------    --------   ---------
                                 1998         1999          1999       30, 1999     31, 1999        2000         2000      30, 2000
                                 ----         ----          ----       --------     --------        ----         ----      --------
                                                                          QUARTER ENDED(1)
                                                                          ----------------
                                                             (U.S.$ millions, except per share amounts)
 Revenue..................      $ 925.3     $1,081.8      $1,249.7     $1,356.9     $1,608.8     $  1,612.3   $2,091.9    $ 2,600.1
 Cost of sales............        856.1      1,006.6       1,161.3      1,258.3      1,488.5        1,501.7    1,946.1      2,416.6
                                -------     --------      --------     --------     --------        -------   --------    ---------
 Gross profit.............         69.2         75.2          88.4         98.6        120.3          110.6      145.8        183.5
     % of revenue.........          7.5%         7.0%          7.1%         7.3%         7.5%           6.9%       7.0%         7.1%
 Selling, general and
   administrative expenses         36.6         42.2          47.1         51.6         61.3           58.0       73.5         85.1
     % of revenue.........          4.0%         3.9%          3.8%         3.8%         3.8%           3.6%       3.5%         3.3%
 Amortization of intangible
   assets.................         10.8         13.8          13.7         14.1         14.0           15.3       19.2         25.6
 Integration costs relating
   to Acquisitions........          2.5          0.4           3.6          1.3          4.3            0.7        4.9          4.8
 Other charges............         11.9(2)       -             -            -            -              -          -            -
                                -------     --------      --------     --------     --------        -------   --------    ---------
 Operating income.........          7.4         18.8          24.0         31.6         40.7           36.6       48.2         68.0
 Interest expense (income)          3.2          3.2           2.3          3.0          2.2           (1.8)      (6.3)        (5.2)
                                -------     --------      --------     --------     --------        -------   --------    ---------
 Earnings before tax......          4.2         15.6          21.7         28.6         38.5           38.4       54.5         73.2
 Income taxes ............          8.0          6.1           8.5          9.1         12.3           12.3       13.1         17.5
                                -------     --------      --------     --------     --------        -------   --------    ---------
 Net earnings (loss)......      $  (3.8)    $    9.5      $   13.2     $   19.5     $   26.2     $     26.1   $   41.4    $    55.7
                                -------     --------      --------     --------     --------        -------   --------    ---------
                                -------     --------      --------     --------     --------        -------   --------    ---------
 Basic earnings (loss) per
  share...................      $ (0.03)    $   0.06      $   0.08     $   0.12     $   0.15     $     0.14   $   0.20    $    0.26
                                -------     --------      --------     --------     --------        -------   --------    ---------
                                -------     --------      --------     --------     --------        -------   --------    ---------
 Adjusted net earnings....      $  18.7     $   21.9      $   27.5     $   32.6     $   41.0     $     39.5   $   63.7    $    83.9
                                -------     --------      --------     --------     --------        -------   --------    ---------
                                -------     --------      --------     --------     --------        -------   --------    ---------

------

(1) For 1999 and 2000, includes the results of operations of (a) International Manufacturing Services, Inc. ("IMS", renamed Celestica
         Asia) acquired December 30, 1998, (b) the manufacturing operation of Gossen-Metrawatt GmbH in the Czech Republic acquired in April 1999, (c) greenfield operations established in Brazil and Malaysia in June 1999,
         (d) VXI Electronics, Inc. acquired in September 1999, (e) the assets acquired from Hewlett-Packard's Healthcare Group in October 1999, (f) EPS Wireless, Inc. acquired in December 1999 and (g) certain assets and repair operations acquired from Fujitsu-ICL Systems Inc. in December 1999; and for 2000, includes the results of operations of (h) certain assets in Rochester, Minnesota and Italy acquired from IBM in February and May, 2000, respectively, (i) NDB Industrial Ltda. acquired in June 2000 and (j) Bull Electronics Inc. acquired in August 2000.

(2) Represents a $6.8 million write-off of goodwill and $5.1 million of other charges arising from the merger with IMS.

CONVERTIBLE DEBT

         In August 2000, Celestica issued LYONs with a principal amount at maturity of $1,813.6 million, payable August 1, 2020. The Company received gross proceeds of $862.9 million and incurred $19.4 million in underwriting commissions, before tax of $6.9 million. No interest is payable on the LYONs; the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

         The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1,000 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

         Upon the occurrence of certain tax events, the Company may elect to pay interest on the LYONs in lieu of accruing the original issue discount.

         The proceeds from the LYONs issue will be used for capital expenditures, working capital and general corporate purposes, including future acquisitions.

         The Company has recorded the LYONs as an equity instrument pursuant to Canadian GAAP. In accordance with Canadian GAAP, the LYONs are bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings. Under U.S. GAAP, the LYONs would be classified as long-term debt and, accordingly, the accrued yield on the LYONs during any period (at 3.75% per year) would be classified as interest expense for that period.

         The accretion of the convertible debt is deducted from net earnings for the period to determine earnings available to shareholders for the calculation of basic earnings per share for Canadian GAAP.

LIQUIDITY AND CAPITAL RESOURCES

         For the nine months ended September 30, 2000, Celestica used cash of $238.4 million from operating activities, principally to support higher working capital requirements relating to revenue growth, which was offset by cash generated from operations. Investing activities for the nine months included capital expenditures of $163.9 million and $622.7 million for acquisitions. The acquisitions included IBM's operations in Rochester, Minnesota and Italy, NEC's operations in Brazil and Groupe Bull's operations in Lowell, Massachusetts for a total purchase price of $622.7 million. In March 2000, Celestica completed an equity offering and issued 16.6 million subordinate voting shares, for gross proceeds of $757.4 million less expenses and underwriting commissions of $26.8 million. In August 2000, Celestica completed its offering of 20-year LYONs, raising gross proceeds of $862.9 million less underwriting commissions of $19.4 million.

         For the nine months ended September 30, 1999, Celestica's operating activities utilized $32.7 million in cash. Investing activities for the nine months ended September 30, 1999 included capital expenditures of $155.2 million and $13.9 million for acquisitions. In March 1999, Celestica issued 18.4 million subordinate voting shares in an equity offering for gross proceeds of $263.6 million less expenses and underwriting commissions of $12.7 million.

CAPITAL RESOURCES

         Celestica has two $250 million global, unsecured, revolving credit facilities totaling $500 million, each provided by a syndicate of lenders. The credit facilities permit Celestica and certain designated subsidiaries to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. The credit facilities are available until April 2003 and July 2003, respectively. Under the credit facilities: Celestica is required to maintain certain financial ratios; its ability and that of certain of its subsidiaries to grant security interests, dispose of assets, change the nature of its business or enter into business combinations, is restricted; and a change in control is an event of default. No borrowings were outstanding under the revolving credit facilities at October 18, 2000.

         The only other financial covenant in effect is a debt incurrence covenant contained in Celestica's Senior Subordinated Notes due 2006. This covenant is based on Celestica's fixed charge coverage ratio, as defined in the indenture governing the Senior Subordinated Notes.

         Celestica was in compliance with all debt covenants as at October 18, 2000.

         Earlier in the year, Celestica's public credit ratings were upgraded by both Standard & Poor's and by Moody's Investors Service. Standard and Poor's senior corporate credit rating for Celestica is BB+ with a stable outlook. Moody's senior implied rating for Celestica is Ba1, also with a stable outlook.

         Celestica believes that cash flow from operating activities, together with cash on hand and borrowings available under its global, unsecured, revolving credit facilities, will be sufficient to fund currently anticipated working capital, planned capital spending and debt service requirements for the next 12 months. The Company expects capital spending for 2000 to be approximately $200 million to $250 million, including any capital expenditures required for the IBM operations. Capital expenditures totaled $163.9 million in the first nine months of 2000 and $43.0 million was committed at September 30, 2000. In addition, Celestica regularly reviews acquisition opportunities, and may therefore require additional debt or equity financing.

         Celestica prices the majority of its products in U.S. dollars, and the majority of its material costs are also denominated in U.S. dollars. However, a significant portion of its non-material costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are primarily denominated in Canadian dollars, British pounds sterling, European euros and Mexican pesos. As a result, Celestica may experience transaction and translation gains or losses because of currency fluctuations. At September 30, 2000, Celestica had forward foreign exchange contracts covering various currencies in an aggregate notional amount of US$535 million with expiry dates up to January 2002. The fair value of these contracts at September 30, 2000 was an unrealized loss of US$8.3 million. Celestica's current hedging activity is designed to reduce the variability of its foreign currency costs and involves entering into contracts to sell U.S. dollars to purchase Canadian dollars, British pounds sterling, Mexican pesos and Euros at future dates. In general, these contracts extend for periods of less than 18 months. Celestica may, from time to time, enter into additional hedging transactions to minimize its exposure to foreign currency and interest rate risks. There can be no assurance that such hedging transactions, if entered into, will be successful.

BACKLOG

         Although Celestica obtains firm purchase orders from its customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. Celestica does not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or cancelled.

RECENT ACCOUNTING DEVELOPMENTS

         In December 1999, the SEC issued Staff Accounting Bulletins (SAB) 101, 101A and 101B in June 2000, "Revenue Recognition", which provided guidelines in applying generally accepted accounting principles to revenue recognition in financial statements and must be implemented as of the fourth quarter of 2000. The Company believes that its revenue recognition practices are consistent with these guidelines.

         In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. SFAS No. 137 delays the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The Company will be required to implement SFAS No. 133 for its fiscal year ended December 31, 2001. The Company has not assessed the impact of the adoption of SFAS No. 133 on its financial position, results of operations or cash flows.